  Exhibit 99.3

     BUENOS AIRES, March 27, 2020

Comisión Nacional de Valores

Notice: CPSA-GG-N-0109/20-AL
Subject: External Auditors’ Affidavit.

Dear Sir/Madam,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. so as to submit the accompanying affidavits issued by the external auditors, which affidavits were submitted before the Argentine Securities Commission (CNV).

With nothing further at present, I remain sincerely yours.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

CENTRAL PUERTO S.A.

Affidavit of the Certified Public Accountant to be appointed as External Auditor (partner)

Complete name: Germán Enrique Cantalupi (in my capacity as Partner of Pistrelli, Hendry Martin y Asociados S.R.L.)

ID no.: 20 795 867

Business address: 25 de Mayo 487 –City of Buenos Aires

Certified Public Accountant graduated from: Universidad de Buenos Aires

Graduation year: 1994

Other university degrees: none

Experience in the audit of financial statements of other companies or entities:
Partner of Pistrelli, Henry Martin y Asociados S.R.L. (Entity member of Ernst & Young Global). As partner of this firm, I am in charge of the external audit of Central Puerto S.A., Transclor S.A., among others.

Information on the Professional Councils he is a member of:
Professional Council in Economic Sciences for the City of Buenos Aires (CPCECABA), Book 248, Page 60; Professional Council in Economic Sciences (CPCE) Buenos Aires, Book 133, Page 70; Professional Council in Economic Sciences (CPCE) Neuquén, Book XI, Page 176; Professional Council in Economic Sciences (CPCE) San Juan, Professional License no. 2633

Professional Association or Partnership he is a member of. In such case, indicate its address and details on the corresponding license or registration before the competent Professional Council:
Pistrelli, Henry y Asociados S.R.L. Registry of Business Entities CPCECABA, Book 1, Page 13, with offices at 25 de Mayo 487, City of Buenos Aires

Details on the penalties imposed on the individual or the professional association or partnership he is a member of, except for those classified as private by the intervening Professional Council: none

Details on his professional relations or of those of the company or association he is a member of with the issuer or its shareholders having “significant interest” or with companies on which these same individuals have a “significant interest” regarding external audit tasks or others:
Pistrelli, Henry Martin y Asociados S.R.L. renders audit services and other professional services to the related companies Termoeléctrica José de San Martín S.A., Termoeléctrica Manuel Belgrano S.A., Distribuidora de Gas Cuyana S.A., Distribuidora de Gas del Centro S.A., Inversora de Gas del Centro S.A., Energía Sudamericana S.A., Central Vuelta de Obligado S.A., CP Renovables S.A., CP La Castellana S.A.U., CP Achiras S.A.U., CPR Energy Solutions S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II SA.U., Proener S.A.U., CP Manque S.A.U., and CP Los Olivos S.A.U.

City of Buenos Aires. March 26, 2020
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
CPCECABA, Book 1, Page 13
Germán E. Cantalupi
Partner
Certified Public Accountant UBA
CPCECABA, Book 248, Page 60

CENTRAL PUERTO S.A.

Affidavit of the Certified Public Accountant to be appointed as External Auditor (partner)

Complete name: Gustavo Ariel Kurgansky (in my capacity as Partner of Pistrelli, Henry Martin y Asociados S.R.L.)

ID no.: 28.488.167

Business address: 25 de Mayo 487 –City of Buenos Aires

Certified Public Accountant graduated from: Universidad de Buenos Aires

Graduation year: 2004

Other university degrees: none

Experience in the audit of financial statements of other companies or entities:
Partner of Pistrelli, Henry Martin y Asociados S.R.L. (Entity member of Ernst & Young Global). As partner of this firm, I am in charge of the external audit of Vista oil and Gas Argentina S.A.U., Gas y Petróleo de Neuquén S.A., among others.

Information on the Professional Councils he is a member of:
Professional Council in Economic Sciences for the City of Buenos Aires (CPCECABA), Book 309, Page 176; Professional Council in Economic Sciences (CPCE) of the Province of Buenos Aires, Book 168, Page 224, File 43788/3; Professional Council in Economic Sciences (CPCE) Neuquén, Book XIV, Page 18; Professional Council in Economic Sciences (CPCE) Santa Cruz, Professional License Book VII, Page 691, Professional Council in Economic Sciences (CPCE) Santa Cruz, Professional License no. 3552, Book 9, Page 366.

Professional Association or Partnership he is a member of. In such case, indicate its address and details on the corresponding license or registration before the competent Professional Council:
Pistrelli, Henry y Asociados S.R.L. CPCE Province of Buenos Aires, Book 1, Page 176, with offices at 25 de Mayo 487, City of Buenos Aires.

Details on the penalties imposed on the individual or the professional association or partnership he is a member of, except for those classified as private by the intervening Professional Council: none

Details on his professional relations or of those of the company or association he is a member of with the issuer or its shareholders having “significant interest” or with companies on which these same individuals have a “significant interest” regarding external audit tasks or others:
Pistrelli, Henry Martin y Asociados S.R.L. renders audit services and other professional services to the related companies Termoeléctrica José de San Martín S.A., Termoeléctrica Manuel Belgrano S.A., Distribuidora de Gas Cuyana S.A., Distribuidora de Gas del Centro S.A., Inversora de Gas del Centro S.A., Energía Sudamericana S.A., Central Vuelta de Obligado S.A., CP Renovables S.A., CP La Castellana S.A.U., CP Achiras S.A.U., CPR Energy Solutions S.A.U., Vientos La Genoveva S.A.U., Vientos La Genoveva II SA.U., Proener S.A.U., CP Manque S.A.U., and CP Los Olivos S.A.U.

City of Buenos Aires. March 26, 2020
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
CPCECABA, Book 1, Page 13
Gustavo A. Kurgansky
Partner
Certified Public Accountant UBA
CPCECABA, Book 309, Page 176